■ Investment Presentation ■

Ameriprise Financial

January 13, 2017

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 612-332-3223
Fax: 612-342-2018
Web Site: www.sitinvest.com

Michael C. Brilley, President, SIFIA and Senior Fixed Income Officer
Joe Lepinski – Senior Investor Services Representative

[This page intentionally left blank.]

OVERVIEW OF SIT INVESTMENT ASSOCIATES, INC.

Independent and Employee-owned Firm

- Founded by Eugene C. Sit in 1981
- 96% Sit family/employee/directors ownership
- Stable, well-capitalized organization
- No ownership changes - past or future

Experienced and Motivated Team

- 75 total employees
- 36 investment professionals
- Culture is driven by investment results; growth in assets under management is secondary

Very Competitive Investment Performance Record

- Disciplined investment process that adds value
- Commitment to building a superior record through ongoing enhancements to our investment processes and resources

TOTAL ASSETS UNDER MANAGEMENT: $13.7 BILLION

December 31, 2016


Equity
$2.9 Billion
Fixed Income
$10.8 Billion

KEY PERSONNEL – FIXED INCOME MANAGEMENT

	Years of Investment. Exp.	Years with SIA
Policy and Oversight - *Sit Investment*		
Roger J. Sit – Chairman, CEO, President and Global CIO	26	18
Policy, Oversight and Portfolio Management – *Sit Fixed Income*		
Michael C. Brilley – President, Senior Fixed Income Officer, Senior Portfolio Manager	48	32
Bryce A. Doty, CFA – Senior Vice President, Senior Portfolio Manager	26	20
Paul J. Jungquist, CFA, CPA – Senior Vice President, Senior Portfolio Manager	22	22
Mark H. Book, CFA, CMA – Vice President, Portfolio Manager	30	15
Christopher M. Rasmussen, CFA – Vice President, Portfolio Manager	16	16
Credit Analysis		
Todd S. Emerson, CFA – Vice President, Research Analyst	21	9
Matthew T. Hilliard, CFA – Vice President, Research Analyst	12	8
Jessica A. Ersfeld, CFA – Research Analyst	9	8
Michael J. Reich, CFA – Research Analyst	9	11
Michael C. Hubbard, CFA – Research Analyst	10	4
Andrew J. Tich, CFA – Research Associate	8	9
Jason B. Miller, CFA - Research Associate	9	2
Peter A. Ellingboe - Research Associate	6	2
Charles D. Officer, III, CFA - Research Associate	7	1
Trading and Support		
Kevin P. O'Brien, CFA– Municipal Bond Trader	13	15
Brian R. Gilbert – Computer Decision Support Associate	22	22

Fixed Income Investment Philosophy

Sit Investment's fixed income philosophy stresses the consistent attainment of superior risk-adjusted returns using a conservative investment management approach with:

- Investment grade securities
- Special emphasis on interest income
- Significant stability of principal value

Fixed Income Investment Objectives

- Provide superior risk-adjusted returns compared to appropriate benchmarks and managers of a similar style
- Avoid excessive return volatility and generate consistent results over an economic cycle
- Customize portfolios to meet specific client needs

Sit U.S. Government Securities Fund
Sector Weightings

	12/05	12/06	12/07	12/08	12/09	12/10	12/11	12/12	12/13	12/14	12/15	12/16	Bloomberg Barclays Interm Gov't Index 12/16
U.S. Treasury Bonds	2 %	4 %	20 %	2 %	12 %	1 %	2 %	1 %	0 %	1 %	4 %	2 %	94 %
U.S. Agency Bonds	4	1	1	0	0	0	0	3	0	0	0	0	6
Agency CMO's	31	35	34	32	25	41	51	45	47	48	53	50	0
TIPS	0	0	0	0	0	0	0	0	0	0	0	0	0
Mortgage Pass-Through Securities	62	59	40	65	62	57	42	46	45	44	36	44	0
Asset Backed Securities	0	0	0	0	1	1	1	2	5	3	3	2	0
Cash	1	1	5	1	0	0	4	3	3	4	4	2	0
Totals	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %
Sit Gov't. Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	
Sit Gov't. Fund Duration (years)	2.9	3.0	2.9	2.2	2.1	1.6	1.9	2.1	2.1	1.3	1.0	**1.2**	
Barclays Interm. Gov't. Duration (years)	3.3	3.3	3.4	3.6	3.6	3.7	3.8	3.6	3.6	3.7	3.8	**3.9**	
Sit Gov't. Fund 30-Day SEC Yield	4.4 %	5.0 %	4.5 %	5.2 %	4.2 %	3.0 %	3.2 %	1.7 %	1.1 %	3.1 %	2.8 %	**2.3 %**	
Barclays Interm. Gov't. Yield	4.5 %	4.8 %	3.6 %	1.5 %	2.1 %	1.5 %	0.7 %	0.6 %	1.1 %	1.2 %	1.5 %	**1.7 %**	

Sit U.S. Government Securities Fund

Sit Investment Associates
Sit Mutual Funds

As of September 30, 2016

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Bryce A. Doty, CFA, 26 years
Mark H. Book, CFA, 29 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
U.S. Government Securities	**0.18**	**2.13**	**1.85**	**1.22**	**3.45**	**5.54**	**2.08**
Bloomberg Barclays Interm. Gov't Index	-0.24	2.44	2.19	1.62	3.74	5.76	

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOTAL RETURN BY CALENDAR YEAR (%)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	YTD 2016
U.S. Government Securities	**6.92**	**5.13**	**7.78**	**4.91**	**2.72**	**2.67**	**-2.08**	**2.22**	**1.42**	**1.91**
Bloomberg Barclays Interm. Gov't Index	8.47	10.43	-0.32	4.98	6.08	1.73	-1.25	2.52	1.18	3.30

PORTFOLIO SECTOR ALLOCATION (%)

CMO	49.3
FNMA Pass-Through	21.2
GNMA Pass-Through	13.1
FHLMC Pass-Through	9.3
U.S. Treasury/Federal Agy.	2.2
Asset-Backed	1.9
SBA Pass-Through	0.8
Cash & Other Net Assets	2.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$694.6
Average Maturity:	19.7 Years
Effective Duration:	1.4 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Seasoned Mortgages Have Lower Prepayment Experience

High coupon seasoned mortgages exhibit the most stable prepayments.



% Constant Prepayment Rate (CPR)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sep-10
Mar-11
Sep-11
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Mar-15
Sep-15
Mar-16
Sep-16
Coupon
Sit 6.5% - 10%
FHLMC 4.5%
FHLMC 5.5%
FHLMC 6.5%
Sit (6.5%-10%)
FHLMC (4.5%)
FHLMC (5.5%)
FHLMC (6.5%)
Sit
FHLMC
Range of Volatility

Sit U.S Government Securities Fund vs. Bloomberg Barclays Intermediate Gov't Bond Index

December 31, 1996 – December 31, 2016



Sit U.S. Government Securities Fund Average Yield Advantage 0.94%
Sit U.S. Gov't
30-day SEC Yield
Average 4.09%
Bloomberg Barclays
Inter. Gov't
Bond Index Yield
Average 3.14%
2.31%
1.68%
Yield (%)
8
7
6
5
4
3
2
1
0
Apr-96
Apr-97
Apr-98
Apr-99
Apr-00
Apr-01
Apr-02
Apr-03
Apr-04
Apr-05
Apr-06
Apr-07
Apr-08
Apr-09
Apr-10
Apr-11
Apr-12
Apr-13
Apr-14
Apr-15
Apr-16
Sit U.S Gov't Securities 30-Day SEC Yield
Bloomberg Barclays Intermediate Gov't Bond Index

Annualized Returns For Periods Ended December 31, 2016	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit U.S. Government Securities Fund (SNGVX)	0.7	1.4	1.0	3.2	5.4
Bloomberg Barclays Intermediate Government Bond Index	1.1	1.6	1.0	3.4	5.6

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Sit U.S. Government Securities Fund
Quarterly Rates of Return
(Performance Statistics are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00 [1]	-1.07	6.14	6.05 [2]
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26	1.10	1.50	0.96	4.91
2011	0.74	1.50	0.43	0.03	2.72
2012	0.99	0.73	0.85	0.07	2.67
2013	-0.27	-1.48	-0.35	0.01	-2.08
2014	0.63	0.35	0.60	0.62	2.22
2015	0.78	-0.08	0.50	0.21	1.42
2016	0.99	0.72	0.18	-1.19	0.69

[1] Return is from 6/2/87 through 6/30/87

[2] Return is from 6/2/87 through 12/31/87

Sit Minnesota Tax-Free Income Fund

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

As of September 30, 2016

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 48 years
Paul J. Jungquist, CFA, 22 years

INVESTMENT ADVISER

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $13.7 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, Minnesota

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**-0.30**	**5.57**	**6.08**	**4.63**	**4.57**	**4.93**
Bloomberg Barclays 5-Year Muni Bond Index	-0.02	2.98	2.93	2.63	4.08	4.50

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOTAL RETURN BY CALENDAR YEAR (%)

	2007	2008	2009	2010	2011	2012	2013	2014	2015	YTD 2016
Minnesota Tax-Free Income	**1.04**	**-10.75**	**22.04**	**3.18**	**10.64**	**7.24**	**-3.10**	**9.91**	**3.54**	**4.00**
Bloomberg Barclays 5-Year Municipal Bond Index	5.15	5.78	7.40	3.40	6.93	2.97	0.81	3.19	2.43	2.30

YIELDS (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	1.88	33.65% Tax Rate	2.83
		43.03% Tax Rate	3.30
		44.83% Tax Rate	3.41
		48.98% Tax Rate	3.68

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represents the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top three tax brackets and a Minnesota tax rate of 7.85% or 9.85%, as applicable.

QUALITY RATINGS (%)

AAA	5.6
AA	30.7
A	20.9
BBB	7.9
Less than BBB	4.1
Non-Rated	27.0
Cash and Other Net Assets	3.8

Assessment of Non-Rated Securities

AAA	0.0
AA	1.0
A	0.3
BBB	7.0
BB	18.7
Less than BB	0.0

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	18.3
Hospital / Health Care	16.9
Single Family Mortgage	14.2
Education/Student Loan	13.0
Municipal Lease	8.3
Other Revenue	5.7
General Obligation	4.5
Utility	4.1
Sectors Less Than 4.0%	12.1
Cash and Other Net Assets	2.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$573.4
Average Maturity:	15.6 Years
Duration to Estimated Avg. Life:	5.2 Years

See important information on the reverse side including a discussion of the **risks** of investing in the Fund and **definitions** of terms.

Sit MN Tax - Free Fund – Bond Price Comparison

As of December 31, 2016



120.0
115.0
110.0
105.0
100.0
95.0
90.0
85.0
80.0
Price ($)
111.00
103.36
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
MN Tax-Free Income Fund Avg Bond Price
Bloomberg Barclays 5-Yr. Muni Bond Index Price

Source: Sit Investment Associates, Inc.

Sit MN Tax-Free Income Fund vs. Barclays 5-Yr Municipal Index

December 31, 1996 – December 31, 2016

Sit MN Tax-Free Income Fund Average Income Advantage 1.52%



7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Yield (%)
Sit MN Tax-Free
12-Month Distribution Rate
Average 4.40%
3.02%
2.12%
Bloomberg Barclays 5-Yr Muni Yield
Average 2.89%
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Sit MN Tax-Free Income Fund 12-Month Distribution Rate
Bloomberg Barclays 5-Yr Municipal Yield Index

Annualized Returns For Periods Ended December 31, 2016	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit MN Tax-Free Income Fund (SMTFX)	0.1	4.5	3.4	4.1	4.7
Bloomberg Barclays 5-Year Municipal Bond Index	-0.4	1.7	1.8	3.7	4.3

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses. This information must be preceded or accompanied by a prospectus.

Sit Minnesota Tax-Free Income Fund Portfolio Characteristics

QUALITY	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15	12/31/16
AAA	17.1%	17.3%	19.6%	17.0%	9.8%	8.2%	6.8%	7.7%	7.1%	5.9%	4.6%	6.5%	4.4%
AA	6.2	12.7	10.7	8.1	16.8	18.7	19.1	22.6	19.7	22.4	22.2	24.5	30.2
A	16.7	13.2	10.9	13.5	15.8	16.9	18.8	17.3	16.3	20.8	20.7	20.4	20.0
BBB	14.2	15.4	13.4	17.4	15.5	15.8	15.6	15.8	12.0	13.0	10.2	7.9	7.8
<BBB	1.7	3.1	2.6	3.1	3.1	1.3	1.8	0.6	1.2	1.0	1.4	3.6	5.7
CASH EQUIVALENTS	7.7	6.5	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.2	9.1	7.8	2.3
PERCENT RATED	63.6%	68.2%	62.4%	62.4%	62.2%	65.9%	65.2%	67.5%	66.5%	65.3%	68.2%	70.7%	70.4%
NON-RATED (SIT INTERNAL RATINGS)													
(AAA)	4.1	2.2	1.7	0.5	0.0	0.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0
(AA)	1.0	1.0	1.0	1.0	1.0	0.4	2.7	3.0	1.8	2.6	2.0	1.2	0.0
(A)	6.2	5.4	9.3	7.6	7.5	7.7	3.7	3.0	1.2	0.9	0.8	0.4	0.3
(BBB)	18.0	17.0	17.8	19.1	18.2	15.8	14.4	13.9	11.7	10.0	7.8	8.0	8.7
(BB)	7.1	6.2	7.8	9.4	11.1	10.2	13.0	12.6	18.8	21.2	21.2	19.7	20.6
PERCENT NON-RATED	36.4%	31.8%	37.6%	37.6%	37.8%	34.1%	34.8%	32.5%	33.5%	34.7%	31.8%	29.3%	29.6%
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A3 / A-	A2 / A	A2 / A	A2 / A	A3/A-	A2 / A	A3 / A-	A2 / A	A2 / A	A3 / A-	A2 / A	A3 / A-	A3/A-
PORTFOLIO COMPOSITION													
HOUSING	36.0%	28.9%	27.2%	28.9%	32.1%	32.5%	34.1%	34.4%	31.0%	39.1%	36.4%	36.6%	36.7%
SINGLE FAMILY	*2.9*	*5.4*	*4.6*	*7.5*	*12.2*	*14.6*	*12.4*	*17.3*	*12.5*	*17.6*	*16.6*	*15.8*	*15.6*
MULTI FAMILY	*33.1*	*23.5*	*22.6*	*21.4*	*19.9*	*17.9*	*21.7*	*17.1*	*18.5*	*21.5*	*19.8*	*20.8*	*21.0*
HOSPITAL	18.9	22.3	21.5	25.1	25.5	22.1	20.1	19.1	17.2	16.4	16.2	14.9	17.2
OTHER REVENUE	8.6	7.9	8.7	9.7	9.9	11.4	13.4	13.1	12.7	13.3	10.9	10.9	9.2
EDUCATION	4.7	4.2	9.2	12.4	11.0	10.5	10.5	11.5	11.1	11.6	11.0	11.7	14.3
UTILITIES	0.4	1.9	0.8	3.8	6.4	5.3	7.2	5.6	5.0	4.8	5.2	4.2	4.8
INSURED	7.8	6.7	8.7	5.2	4.9	3.7	3.6	3.0	2.8	1.1	1.7	1.3	0.5
LEASES	2.3	3.7	3.3	2.5	2.4	2.2	2.5	2.9	4.2	4.3	4.5	4.8	7.0
IDR/PCR	6.8	7.5	5.7	2.7	3.5	2.7	2.6	2.1	1.3	1.2	0.3	0.2	0.2
ESC. TO MAT/PRE REF	4.1	4.9	6.6	4.3	0.3	2.1	0.0	0.0	0.3	1.4	0.9	3.3	1.9
MUTUAL FUNDS	0.0	0.0	0.0	1.0	0.8	0.9	0.8	0.8	1.0	1.7	1.4	1.3	1.3
GENERAL OBLIGATION	1.9	4.5	2.4	0.6	1.5	0.8	0.5	2.5	2.2	2.0	1.5	2.7	4.0
INSURED - G.O.	0.0	0.9	0.2	0.1	0.0	0.4	1.0	1.0	0.7	0.7	0.6	0.1	0.1
PUBLIC FACILITIES	0.8	0.1	0.5	0.4	0.5	0.4	0.6	0.5	0.3	0.3	0.3	0.2	0.5
CASH EQUIVALENTS	7.7	6.5	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.1	9.1	7.8	2.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	13.1	12.8	14.0	15.5	14.6	14.7	15.4	16.1	14.5	16.6	15.3	15.2	16.5
WEIGHTED AVG CPN	5.5	5.4	5.4	5.3	5.3	5.1	5.4	5.2	4.6	5.0	4.5	4.5	4.7
WEIGHTED AVG PRICE	102.0	102.1	102.9	98.5	84.3	97.1	95.7	100.9	104.2	97.0	103.5	103.9	102.0
DURATION TO AVERAGE LIFE (Yrs)	4.2	3.8	4.2	4.9	5.1	4.9	5.5	5.4	4.2	5.4	4.7	4.8	5.8

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Five Largest Minnesota Mutual Funds' Yields and Duration

As of December 31, 2016


4.0
3.0
2.0
1.0
30-Day SEC Yield (%)
Sit MN Tax-Free Income Fund 3.11%
Nuveen MN Muni Bond 2.51%
Columbia MN Tax-Exempt Fund 2.26%
Delaware Tax-Free MN Fund 2.06%
Fidelity MN Municipal Inc Fund 2.02%
4
5
6
7
8
9
Duration (Years)

Average Annual Total Returns (%) as of December 31, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Minnesota Tax-Free Income Fund	0.1	4.5	3.4	4.1	4.7

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Disclosures

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

The **SEC yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **distribution rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. The **Yield to Worst** on page 8 is the lowest yield an investor can expect when investing in a callable bond.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations.

The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. **The Bloomberg Barclays Government Bond Index** is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. **The Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market and is the 5-year (4-6) component of the Bloomberg Barclays Municipal Bond Index. **The Bloomberg Barclays Municipal Index** is an unmanaged index considered representative of the tax-exempt bond market. The index returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by Sit Investment and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Average Annual Total Returns (%) as of December 31, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception
Taxable					
Sit U.S. Government Securities Fund (SNGVX)	0.7	1.4	1.0	3.2	5.4
Bloomberg Barclays Intermediate Government Index	1.1	1.6	1.0	3.4	5.6
Sit Quality Income Fund	0.8	0.4	n/a	n/a	0.4
Bloomberg Barclays 1-3 Year Gov't/Credit Index	1.3	0.9	n/a	n/a	0.8
Tax-Free					
Sit Minnesota Tax-Free Income Fund	0.1	4.5	3.4	4.1	4.7
Sit Tax-Free Income Fund	0.6	6.2	4.7	4.0	5.4
Bloomberg Barclays 5-Year Municipal Index	-0.4	1.7	1.8	3.7	4.3
Bloomberg Barclays Municipal Index	0.2	4.1	3.3	4.2	5.1

30 – Day SEC yield

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults. Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.

Biographies



Roger J. Sit

CEO and Global Chief Investment Officer
26 years investment experience

1998 - Present	Sit Investment Associates, Inc.
1991 - 1998	Goldman Sachs & Co., Vice President
1984 - 1990	Captain, United States Air Force

Harvard Business School, MBA (1991)
University of Southern California, MS (1987)
United States Air Force Academy, BS (1984)

rjs@sitinvest.com



Paul J. Jungquist, CFA, CPA, CGMA

Senior Vice President, Senior Portfolio Manager
22 years investment experience

1994 - Present	Sit Investment Associates, Inc.
1990 - 1994	Twin Cities Testing, Assistant Controller
1984 - 1990	Grant Thornton, Auditor

University of Minnesota, MBA (1993)
University of Notre Dame, BBA (1984)

pjj@sitinvest.com



Michael C. Brilley

President, Sit Fixed Income, Senior Fixed Income Officer
48 years investment experience

1984 - Present	Sit Investment Associates, Inc.
1974 - 1984	First Bank, N.A., Vice President
1970 - 1974	Merchant National Bank of Indianapolis, Investment Officer
1968 - 1970	Continental Illinois National Bank of Chicago, Investment Advisor

Milliken University, BS (1967)

mcb@sitinvest.com



Mark H. Book, CFA, CMA

Vice President, Portfolio Manager
30 years investment experience

2000 - Present	Sit Investment Associates, Inc.
1998 - 2000	US Bancorp Piper Jaffray, Corp., VP, Strategist
1997	Norwest Investment Mgmt., Portfolio Manager
1991 - 1996	Insight Investment Mgmt., Portfolio Manager
1986 - 1991	Reliastar Financial Corp., Security Trader

University of Minnesota, MBA (1992)
University of Minnesota, BA (1986)

mhb@sitinvest.com



Bryce A. Doty, CFA

Senior Vice President, Senior Portfolio Manager
26 years investment experience

1995 - Present	Sit Investment Associates, Inc.
1988 - 1995	Minnesota Mutual Life Insurance Company, Investment Analyst

University of Minnesota, MBA (1992)
Hamline University, BA (1988)

bad@sitinvest.com



Christopher M. Rasmussen, CFA

Vice President, Portfolio Manager
16 years of investment experience

1999 - Present	Sit Investment Associates, Inc.

University of Minnesota, MBA (2004), BSB (2001)

cmr@sitinvest.com

Fixed Income Biographies



Todd S. Emerson, CFA

Vice President
21 years investment experience

2006 - Present	Sit Investment Associates, Inc.
2002 - 2006	Thomson West, Finance Manager
1998 - 2001	U.S. Bank, Senior Financial Analyst
1994 - 1998	RBC Dain Rauscher, Public Finance Associate
1991 - 1993	Avco Financial Services, Assistant Manager

University of Minnesota, MBA (1994)
University of Wisconsin - Eau Claire, BBA (1991)

tse@sitinvest.com



Matthew T. Hilliard, CFA

Vice President
12 years investment experience

2007 - Present	Sit Investment Associates, Inc.
2005 - 2007	Stonehill Group, Valuation Analyst
2004 - 2005	U.S. Bank, Corporate, Trust Analyst

University of Minnesota, MBA (2008)
University of Wisconsin - La Crosse, BA (2002)

mth@sitinvest.com



Jessica A. Ersfeld, CFA

Research Analyst
9 years of investment experience

2007 - Present	Sit Investment Associates, Inc.
2002 - 2007	Wells Fargo Bank, Relationship Specialist II

University of Minnesota, MBA (2006)
University of St. Thomas, BA (2000)

jae@sitinvest.com



Michael J. Reich, CFA

Research Analyst
9 years investment experience

2004 - Present Sit Investment Associates, Inc.

University of Minnesota, MBA (2009)
University of St. Thomas, BA (2005)

mjr@sitinvest.com



Kevin P. O'Brien, CFA

Municipal Bond Trader
13 years investment experience

2008 - Present	Sit Investment Associates, Inc.
2005 - 2008	Captain, Minnesota Army National Guard
1997 - 2005	Sit Investment Associates, Inc.

University of Maryland University College, MS (2015)
University of St. Thomas, BA (1997)

kpo@sitinvest.com



Andrew J. Tich, CFA

Research Associate
9 years investment experience

2006 - Present Sit Investment Associates, Inc.

University of St. Thomas, BS (2009)

ajt@sitinvest.com



Michael C. Hubbard, CFA

Research Analyst
10 years investment experience

2011 - Present	Sit Investment Associates, Inc.
2008 - 2011	State Street Investment Analytics, Consultant
2005 - 2008	Adviser Investments, Analyst

Boston College, BS (2001)

mch@sitinvest.com



Peter A. Ellingboe

Research Associate
6 years investment experience

2013 - Present	Sit Investment Associates, Inc.
2011 - 2013	Q Investments, L.P., Investment Analyst
2006 - 2009	The Boston Consulting Group, Consultant

Northwestern University, MBA (2011)
Pomona College, BA (2006)

pae@sitinvest.com



Jason B. Miller, CFA

Research Associate
9 years investment experience

2013 - Present	Sit Investment Associates, Inc.
2011 - 2013	Alerus Financial, Investment Research Analyst
2007 - 2011	Edward Jones, Investment Advisor

Minnesota State University, BS (2007)

jbm@sitinvest.com



Charles D. Officer, CFA

Research Associate
7 years investment experience

2014 - Present	Sit Investment Associates, Inc.
2012 - 2014	Hartford Investment Management, Research Associate
2009 - 2012	The Hartford, Marketing Analyst

Concordia College, BA (2009)

cdo@sitinvest.com



Brian R. Gilbert

Decision Support Systems
22 years investment experience

1994 - Present	Sit Investment Associates, Inc.
1992 - 1994	Norwest Mortgage, Inc., Conventional Post-Closing Coordinator
1990 - 1992	Carlson Companies, T5 Project Coordinator

Northwestern College, BA and BS (1990)

brg@sitinvest.com